SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM 6-K

                      Report of Foreign Issuer

                Pursuant to Rule 13a-16 or 15d-16 of

                the Securities Exchange Act of 1934


                 For the month of January 31, 2001

                  Titan Trading Analytics Inc.
         ---------------------------------------------
        (Translation of registrant's name into English)

      201 Selby Street, Nanaimo, British Columbia, V9R 2R2
        ----------------------------------------------------
            (Address of principal executive offices)
[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F

     [indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.]

                        Yes               No  X


                              SIGNATURES

     Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Titan Trading Analytics Inc.
                                       ----------------------------
                                              (Registrant)

Date   March 31, 2000                    By   "Michael B. Paauwe"
    -----------------                      ------------------------
                                         Michael B. Paauwe, President




March 30, 2001

To:     Alberta Securities Commission
        British Columbia Securities Commission
        Canadian Venture Exchange

Dear Sirs:
       Re:   Titan Trading Analytics Inc. (the "Company")

We confirm that the attached revised Form 61, together with Schedules A, B and C thereto, was mailed by pre-paid mail on March 30, 2001 to all of the registered shareholders of the common shares of the Company and all persons on the supplemental mailing list.

We are providing this material to you in compliance with regulations made under the Securities Act.

Sincerely yours,
TITAN TRADING ANALYTICS INC.

     "JENNIFER GEE"
--------------------------
PER: Ms. Jennifer Gee, Chief Financial Officer

Tel:   (250) 758-1138
Fax:   (250) 758-1189



British Columbia                                 QUARTERLY REPORT
Securities Commission                                  FORM 61
---------------------------------------------------------------------
ISSUER DETAILS                |  FOR QUARTER ENDED  | DATE OF REPORT
NAME OF ISSUER                |   January 31, 2001  | (Y/M/D)
Titan Trading Analytics Inc   |                     | 01/03/30
---------------------------------------------------------------------
ISSUER'S ADDRESS
3473 Ellis Place
---------------------------------------------------------------------
CITY     PROVINCE | POSTAL  | ISSUER FAX NO    | ISSUER TELEPHONE NO.
                  | CODE    |                  |
Nanaimo  BC       | V9T 4Y6 | 250-758-8322     | 250-758-8262
---------------------------------------------------------------------
CONTACT PERSON    | CONTACT'S POSITION         | CONTACT TELEPHONE NO
Jennifer Gee      | Chief Financial Officer    | 250-758-1138
---------------------------------------------------------------------
CONTACT EMAIL ADDRESS              | WEBSITE ADDRESS
jgee@titantrading.com              | www.titantrading.com
CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.
---------------------------------------------------------------------
DIRECTOR'S SIGNATURE  |  PRINT FULL NAME      |    DATE SIGNED
"MICHAEL B. PAAUWE"   |  Michael B. Paauwe    |    01/03/30
---------------------------------------------------------------------
DIRECTOR'S SIGNATURE  |  PRINT FULL NAME      |    DATE SIGNED
"MICHAEL GOSSLAND"    |  Michael Gossland     |    01/03/30
---------------------------------------------------------------------

             TITAN TRADING ANALYTICS INC.
   (Incorporated under the laws of British Columbia)

         CONSOLIDATED INTERIM BALANCE SHEET

        FOR THE 3 MONTHS ENDED JANUARY 31, 2001
    WITH COMPARATIVES FIGURES AT JANUARY 31, 2000
                  (CANADIAN DOLLARS)


ASSETS
Current Assets                         2001        2000
Cash and short-term investments     $  687,973   $  614,138
Accounts receivable                     10,266        4,969
Prepaid expenses                         7,171          746
                                    ----------   ----------
                                       705,410      619,853

Software and systems
     development (net)                 320,415      261,734
Capital assets (net)                    45,716       44,052
                                    ----------   ----------
                                    $1,071,541   $  925,639

LIABILITIES
Current Liabilities
Accounts payable and accrued
     Liabilities                    $   18,118   $   18,543
Share subscriptions receivable         212,000            0
                                    ----------   ----------
                                       230,118       18,543

SHAREHOLDERS' EQUITY
Share capital                       $3,375,938   $2,802,962
Deficit                             (2,534,515)  (1,895,866)
                                    ----------   ----------
                                    $1,071,541   $  925,639


Approved by the Directors

(Signed) Michael B. Paauwe     Director
----------------------------

(Signed) Michael Gossland      Director
----------------------------


See accompanying notes to the consolidated financial statements

           PREPARED BY MANAGEMENT WITHOUT AUDIT

                 TITAN TRADING ANALYTICS INC.
   CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND DEFICIT

          FOR THE 3 MONTHS ENDED JANUARY 31, 2001
        WITH COMPARATIVE FIGURES AT JANUARY 31, 2000
                   (CANADIAN DOLLARS)

Revenue                                2001        2000
Software licenses and
     Subscriptions                 $   16,446   $        0
Trading Income                              0          124
                                   ----------   ----------
                                   $   16,446   $      124

Expenses
Advertising, marketing and
     Promotion                          4,736        4,373
Amortization                           25,044       21,047
Bank charges                              829          252
Directors' fees                         5,000        5,000
Foreign exchange loss                     105        7,147
Investor relations                          0        3,844
Management fees                        15,750       17,046
Office                                  7,108        2,343
Professional fees                       1,352        9,895
Rent                                    1,375        1,325
Salaries and benefits                  49,592       41,951
Telephone                               2,275        1,884
Travel                                  7,515        6,468
                                   ----------   ----------
                                   $  120,681   $  122,575

Interest and Other Income               4,169        1,966

Net loss for the period              (100,066)    (102,485)

Deficit beginning of period        (2,434,449)  (1,775,381)
                                   ----------   ----------
Deficit end of period             $(2,534,515) $(1,895,866)



See accompanying notes to the consolidated financial statements

         PREPARED BY MANAGEMENT WITHOUT AUDIT

                TITAN TRADING ANALYTICS INC.
         CONSOLIDATED INTERIM STATEMENT OF CASH FLOW

          FOR THE 3 MONTHS ENDED JANUARY 31, 2001
        WITH COMPARATIVE FIGURES AT JANUARY 31, 2000
                     (CANADIAN DOLLARS)


                                        2001         2000
Cash from operating activities
Net loss for the period              $(100,066)   $(102,485)

Item not involving cash
     Amortization                       25,044       21,047
                                     ---------    ---------
                                       (75,022)     (99,438)

Net change in non-cash working
     capital balances                   (5,520)      (5,190)
                                     ---------    ---------
                                       (80,542)    (104,628)

Cash used in investing activities
Acquisition of capital assets           (4,211)      (3,144)
Software & Systems development         (49,672)     (39,097)
                                     ---------    ---------
                                       (53,883)     (42,241)

Cash from financing activities
Share subscriptions received           212,000            0
Issuance of Common Shares                    0            0
                                     ---------    ---------
                                       212,000            0

Increase in cash during the period      77,575     (146,869)

Cash and short-term investments,
     beginning of the period           610,398      761,007
                                     ---------    ---------
Cash and short-term investments,
     end of period                    $687,973     $614,138


See accompanying notes to the consolidated financial statements
          PREPARED BY MANAGEMENT WITHOUT AUDIT

Notes to the Interim Financial Statements Ended January 31, 2001:

Note 1. Interim financial statements:

The unaudited management prepared financial statements of Titan Trading Analytics Inc. covering the three month period ended January 31, 2001 reflect all adjustments which are necessary to a fair statement of results for the interim period presented, on a basis consistent with prior periods reported.

Note 2. United States accounting principles:

This note summarizes the material variations in the accounting principles; practices and methods between Canadian and United States generally accepted accounting principles (GAAP) and how these variations impact the financial statements.

a)  Balance sheet
There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to the balance sheet.

b)  Short-term investments
Under United States generally accepted accounting principles, short-term investments are recorded at market value. At
January 31, 2001 there were no differences between the cost and the market value of the short-term investments.

c)  Escrow shares
Under United States generally accepted accounting principles, the 3,000,000 common shares of the Company held in escrow are considered contingent shares because the conditions for issuance are not currently met and will not be met by the mere passage of time. If these shares are ever released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense would be recognized at that time by the Company.

d)  Cost of sales
Under United States generally accepted accounting principles costs of sales are required to be separately disclosed. The cost of sales for software sales and trading income in the current and comparable prior interim three-month period is comprised of:

                                      Jan 2001    Jan 2000
Amortization of software and
     systems development             $  21,952    $  18,051
Delivery                                   439          361
                                     ---------    ---------
Cost of sales                        $  22,391    $  18,412

e)  Foreign currency translation
The application of the temporal method of foreign currency translation used by the Company under Canadian generally accepted accounting principles does not result in material differences from United States generally accepted accounting principles.

f)  Loss per share
Under United States generally accepted accounting principles (US GAAP), the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares that are considered contingent shares. This means the 3,000,000 escrow shares are excluded from the calculation under US generally accepted accounting principles. On that basis, calculation of the loss per share for the current reporting period under US generally accepted accounting principles is as follows.

During the six month period ended January 31, 2001 the weighted average number of shares outstanding was 9,094,188. 3,000,000 of that total are escrow shares. Therefore, under US GAAP, the loss per share for the six month period ended January 31, 2001 is $(0.01) per share (for the comparative three months ended January 31, 2000, the loss was $(0.01) per share).

g) Development stage enterprise

Under United States generally accepted accounting principles the Company is considered to be a development stage enterprise and all revenues and expenses and cash flows from inception to the reporting date are to be reported.

The Company's consolidated revenue and expenses from incorporation on November 30, 1993 to January 31, 2001 are:

Revenue
Software licenses and subscriptions            $   203,341
Trading income                                      41,044
                                               -----------
                                                   244,385

Expenses

Advertising, marketing and promotion               459,126
Amortization                                       671,112
Bank charges                                        11,936
Capital taxes                                       11,507
Consulting                                          30,000
Directors' fees                                     20,000
Foreign exchange loss                                7,915
Investor relations                                 162,703
Management fees                                    381,624
Office                                              95,004
Professional fees                                  175,101
Rent                                                39,845
Research and development                           266,020
Salaries and benefits                              440,980
System testing                                      61,054
Telephone                                           36,723
Travel                                             101,664
                                                ----------
                                                 2,972,314
                                                ----------
                                                (2,727,929)

Interest and other income                          193,414
                                                ----------
Net loss for the period and deficit
accumulated during the development stage       $(2,534,515)


The Company's cash flows from incorporation on November 30, 1993 to January 31, 2001 are:

Cash flows from (used in) operating activities
Net loss for the period                        $(2,534,516)
Adjustments for:
Amortization                                       671,112
Foreign exchange gain                                5,981
                                               -----------
                                                (1,857,423)

Net change in non-cash working capital balances
Increase in accounts receivable                    (11,089)
Increase in prepaid expenses                        (7,171)
Increase in accounts payable and
     accrued liabilities                            18,942
                                               -----------
Cash used in operating activities               (1,856,741)

Cash flows used in investing activities
Software and system development                   (892,660)
Acquisitions of capital assets                    (144,583)
                                               -----------
Cash used in investing activities               (1,037,243)

Cash flows from (used in) financing activities
Share subscriptions received                       212,000
Issuance of common shares                        3,517,027
Share issue costs                                 (141,089)
                                               -----------
Cash from financing activities                   3,587,938

Foreign exchange gain on cash held in
     foreign currency                               (5,981)
                                               -----------
Net increase in cash during the period         $   687,973

h)  Stock options

Under United States generally accepted accounting principles, granting of stock options to directors, officers and employees may give rise to a charge to income for compensation. The company has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant over the option exercise price. Since the exercise price was equal to or less than the quoted market price at the dates the stock options were granted, there was no compensation cost to be recognized.

3.  Subsequent events

a) The company issued 550,000 common shares from Treasury on February 21, 2001 and 550,000 share purchase warrants for proceeds of $275,000. Each share purchase warrant entitles the holder to acquire one common share at $0.61 until February 2003.

b) The company issued 130,000 common shares from Treasury on March 20, 2001 and 130,000 share purchase warrants for proceeds of $65,000. Each share purchase warrant entitles the holder to acquire one common share at $0.61 until March 2003.

c) The company amended existing directors, officers and employee stock options for 1,250,000 common shares such that they are exercisable at $0.61 per share to January 16, 2006. In addition, the company granted additional stock options for 255,000 common shares exercisable at $0.61 per share to January 16, 2006.
These actions are subject to shareholder approval.

          TITAN TRADING ANALYTICS INC.

                   Schedule B
           Supplementary Information
For the First Quarter ended January 31, 2001

1. Analysis of expenses and deferred costs for the current year to date:

Software and systems development

Cost - October 31, 2000 balance                    $842,988
Current period -
     November 1, 2000 to January 31, 2001            49,672
                                                   --------
                                                   $892,660

Accumulated amortization -
     October 31, 2000 balance                      (550,293)
Current period -
     November 1, 2000 to January 31, 2001           (21,952)
                                                   --------
                                                  $(572,245)

Software and systems development (net)            $ 320,415


2.  Related party transactions as at January 31, 2001:

Expenditures to parties not dealing at arm's length made during the year to date period:

Management contracts:
         1.  Michael B. Paauwe & Associates  (a)  $31,500
         2.  Michael Gossland & Associates   (b)  $30,000

These amounts are included in management fees, as well as in capitalized amounts of software and systems during the period, reflected as capital expenditures and subject to amortization.

Notes:
(a) Payments made pursuant to a written contract services agreement between the Company and Michael Paauwe's independent management and financial consulting firm, Michael B. Paauwe and Associates.
(b) Payments made pursuant to a written contract services agreement between the Company and Michael Gossland's independent software engineering and consulting firm, Michael Gossland and Associates.


Outside Directors Fees:    1.  Paul Shatzko      $2,500
                           2.  Robert Shatzko    $2,500


2.  Related party transactions as at March 31, 2001:

Private Placements:

(i)Common Shares issued February 21, 2001 from Treasury.
Announced date                    January 11, 2001(i)
No. of  Shares                    550,000
Per Share                         $0.50
No. of Warrants                   550,000
Exercise Price                    $0.61
Term                              2 years


(ii)Common Shares issued March 20, 2001 from Treasury.
Announced date                    January 29, 2001(ii)
                                  (Amended March 2, 2001)
No. of  Shares                    130,000
Per Share                         $0.50
No. of Warrants                   130,000
Exercise Price                    $0.61
Term                              2 years

Total Private Placements          680,000 units


Included in the Private Placements is the following share units issuance to officer, directors and former employees*:

John Austin                           20,000 units
Michael Paauwe                        50,000 units
Michael Gossland                      23,000 units
Greg Kennedy*                         30,000 units
Jennifer Gee                          10,000 units
                                     -------
To company officers, directors
     and former employees*           133,000 units
To relatives of company officers,
    directors and former employees*  164,000 units
                                     -------
Total                                297,000 units


3.  Securities issued and options granted during the period:

Options Granted January 16, 2001
     Conditionally approved by CDNX on March 2, 2001

Name                No of Shares  Per Shares  Expiry Date
Michael B. Paauwe     85,000        $0.61     Jan 16, 2006
Michael Gossland      70,000        $0.61     Jan 16, 2006
John Austin          100,000        $0.61     Jan 16, 2006
                    ---------
                     255,000


4. Summary of securities as at the end of the reporting period as at January 31, 2001:

Authorized share capital            100,000,000 common shares
Issued share capital                  9,132,966 common shares

Options reserved for
     future issuance                  1,584,102 common shares
Private Placements reserved
     for future issuance                680,000 common shares
Warrants reserved for future issuance   930,067 common shares
Fully diluted as at
     January 31, 2001                12,327,135 common shares


Summary of securities as at the end of the reporting period as at March 31, 2001:

Authorized share capital            100,000,000 common shares
Issued share capital                  9,812,966 common shares

Options reserved for
     future issuance                  1,584,102 common shares
Less: Options expired
     February 23, 2001                  (79,102) common shares
                                     ----------
Net Options reserved as
     at March 31, 2001                1,505,000 common shares
Warrants reserved for future
     issuance                           930,067 common shares
Fully diluted as at March 31, 2001    2,248,033 common shares

Options Granted February 1, 1997 - Amended January 16, 2001 Conditionally approved by the Canadian Venture Exchange "CDNX" on March 2, 2001 and subject to disinterested shareholder approval, 825,000 shares repriced to $0.61 per share, with the term amended to expire January 16, 2006.

Name                 No of Shares    Per Share    Expiry Date
                                    (as amended)  (as amended)
Michael B. Paauwe      195,000         $0.61      Jan 16, 2006
Michael Gossland       195,000         $0.61      Jan 16, 2006
Paul Shatzko           240,000         $0.61      Jan 16, 2006
Robert Shatzko         100,000         $0.61      Jan 16, 2006
John Austin             75,000         $0.61      Jan 16, 2006
Jennifer Gee            20,000         $0.61      Jan 16, 2006
                      --------
                       825,000


The following stock options expired February 23, 2001, one month following Greg Kennedy's resignation from employment with the Company for health reasons on January 23, 2001:

Options Granted January 29, 1999
           72,852 shares    $.85    January 2004
Options Granted April 1999
            6,250 shares    $1.00   April 30, 2004


Options Granted April 1999 - Amended January 16, 2001
Conditionally approved by the CNDX on March 2, 2001 and subject to disinterested shareholder approval, 425,000 shares repriced to $0.61 per share, with the term amended to expire January 16, 2006.

Name                 No of Shares   Per Shares   Expiry Date
                                   (as amended)  (as amended)
Michael B. Paauwe      150,000        $0.61      Jan 16, 2006
Michael Gossland       150,000        $0.61      Jan 16, 2006
Paul Shatzko            50,000        $0.61      Jan 16, 2006
Robert Shatzko          30,000        $0.61      Jan 16, 2006
John Austin             35,000        $0.61      Jan 16, 2006
Jennifer Gee            10,000        $0.61      Jan 16, 2006
                      --------
                       425,000


Options Granted January 16, 2001
Conditionally approved by CDNX on March 2, 2001

Name                 No of Shares   Per Shares   Expiry Date
Michael B. Paauwe       85,000         $0.61     Jan 16, 2006
Michael Gossland        70,000         $0.61     Jan 16, 2006
John Austin            100,000         $0.61     Jan 16, 2006
                       -------
                       255,000

Options Outstanding at January 31, 2001 - 1,584,102


Warrants Outstanding as at January 31, 2001:
250,067 warrants  $2.55  To May 19, 2001  $3.00  To Sept 19, 2001

Total Warrants Outstanding as at March 31, 2001:
250,067 warrants  $2.55  To May 19, 2001  $3.00  To Sept 19, 2001
550,000 warrants  $0.61  To January 10, 2003
130,000 warrants  $0.61  To January 28, 2003

Total 930,067 warrants


Escrow shares - TTN Escrow Capital Corp.
     3,000,000 common shares


5)Directors:     Michael Paauwe
                 Michael Gossland
                 Paul Shatzko
                 Robert Shatzko
                 John Austin

Officers:        Michael Paauwe
                 Michael Gossland
                 Jennifer Gee

                          SCHEDULE C
                    MANAGEMENT DISCUSSION
                      JANUARY 31, 2001

Highlights

During this quarter we introduced a beta test version of our proprietary stock market trading analytics software. As noted in the Annual Report to shareholders, we advanced the state of our published neural network based stock market timing systems and real-time stock charting analytics software to a truly world class level. This software represents the culmination of five years of development effort and over $2.5 million in expenditures during the development stage.

In this quarter some of our test subscribers started to earn fairly consistent trading profits with the new online trading software version. We continued to add new features to improve reliability and we also added a new signals and market commentaries interface for intraday signals and alerts.
In the present quarter we are concentrating management efforts on financing our product launch, financing our new trading operation and finalizing the technical and legal issues associated with powering the application with real time market data from the data vendors. This latter task has proven more complex than anticipated and has extended the expected launch date back to May, 2001.

Competitive Assessment

In this final development stage and prior to the main product launch, we have updated reviews of market conditions, as well as the business status and financial condition of our main competitors. Market and business conditions in general have deteriorated for most of our prospective customers. Current monthly financial losses of many of our immediate competitors, have risen dramatically, in many cases to what would generally be considered unsustainable levels. This is improving our own relative position, as management has continued to keep Titan's staffing and overhead at very low levels comparatively during development. Our monthly cash burn rate and overall cost structure is much lower than our main Canadian and US competitors. This helps us with future capital financings. Our lower breakeven point and better cost structure will allow us to achieve profitability much earlier in a marketing launch cycle than our competitors. The current market and business shakeout, as well as the technological and competitive trends in the Internet are still re-defining the competitive landscape. Management believes these factors will ultimately strengthen our competitive position, particularly with a successful start of our planned proprietary trading operations and with new financings to help finally launch the subscription business.

Planned Private Placements

Private Placements negotiated in this quarter have restored working capital to about $800,000 cash and we still have no debt. Additional steps are being taken to try to significantly improve working capital in the coming months. This will be a key factor in determining the level of our future success.

In this following sections we are repeating some of the comments we made in our recently filed Annual Report, for the benefit of new readers and shareholders.

Extracts from the Annual Report

Our core competencies now include three key elements of an integrated real time stock market trading technology:

1. Breakthrough neural network based market timing indicators to accurately classify short term stock market risk and related S&P500 stock index mechanical trading models. These proprietary indicators and systems have been operating accurately in real time now for four years and the validity is well documented. Similar technology is being used successfully by the worldwide banking industry to accurately monitor and detect credit card fraud on over 300 million credit cards. During 2000 we published a number of spectacular stock market timing calls. These included early detection of the pending bear market. We also identified the top of the Nasdaq market to within 3 days of the actual top, in advance. This was just prior to the beginning of the now well known 60% Nasdaq market collapse. Our indicators and trading models also picked many profitable market rallies at the onset. We helped our trial subscribers stay on the sidelines preserving their capital during some of the worst downdrafts in recent stock market history. Most recently and during all of the year 2000, as in previous years as well, our systems and published signals dramatically outperformed the S&P500. This index is the leading US stock market index and the performance benchmark used by professional money managers worldwide.

2. We developed new proprietary stock screening methods for screening and selecting baskets of high volume big cap stocks. During 2000 this new system regularly selected ranked stock portfolios that showed a tendency to outperform returns for the stock market as a whole. The stock basket screening and selection system fits well with our stock market timing systems to form an integrated stock position trading capability that allow us to diversify our trading and reduce trading risk.
This capability will benefit the company and our subscribers long into the future.

3. We were able to develop of an online version of our chart analytics trading software that is accessible by anybody over the Internet. Initial response by test users indicates the potential for thousands of subscribers to this easy to use trading analytics package. By imbedding proprietary trading indicators into the online stock charts, traders can more easily identify high probability stock trades in real time on big cap stocks. The software features pattern recognition analytics on key stock indexes, hot stock sectors and big cap stocks. The latest version integrates the market timing methods and stock screening, to provide a total online trading solution. That product is targeted for use in-house, and by subscribing stock brokers, professional traders, and private stock traders who follow the larger North American stocks.

Our new Online Trading Solution

We have successfully built on the proven profitability of an earlier but more complex PC based version that was expensive, technically complex and impractical to market. That prototype system was deployed for stock trading use in a commercial brokerage operation in 1999. On December 1st, 2000, we announced the sale of these first three PC based versions at an annual license fee of $6,000 per trader. Our current online version is highly scalable, reliable, easy to use, cost effective to distribute and requires minimal ongoing technical support. Subject to the completion of an economic and reliable market data supply and distribution agreement, we are now very close to the marketing launch of the new online product.

During 2000 we completed the installation of a fully e-commerce capable high-speed server to facilitate our planned online subscription business. That system is now fully operational and also serves as a dedicated email server.

In January 2001 we announced two new private placement financings totaling $340,000. Management's participation in this financing is a testament to our confidence in Titan's future. We also amended our stock options plan to assist in future financings and to reduce future compensation costs. These latest financings were essential to preserve success. Additional capital funding negotiations are continuing to secure the funds necessary to implement our business plan.

The scope of our marketing launch will be determined in part by the extent of our success in raising additional equity capital. One of the main difficulties and challenges for management is to balance the capital needs of the current business plan against the dilutive effect of any major new equity financing at the current historically low stock price levels. We are determined to maintain a strong working capital position to fund our ongoing operations. Our primary operational goal is a balanced best path to profitability. We are confident our new financing efforts, although challenging in current market conditions will be met with more success during the current period.

Operations in the current quarter

The company remained in a development stage during the quarter ended January 31, 2001. The loss for the period was $100,066, or $.01 per share. This compares to a loss of $102,485 or $.01 per share, for the same quarter last year. Total expenses were slightly lower than during the same quarter last year, due to reduced investor relations costs, a smaller foreign exchange loss, lower professional fees and elimination of any staff bonus payments this year. Management fees dropped and salaries and wages rose due to additional staffing hours compared to the same period last year. Our compensation expense was contained somewhat by the re-write of stock option prices on options granted many years ago that were never exercised in last year's run up in stock price. Details are set out in the attached notes to the financial statements and in the Schedule B Supplementary Information attached.

Revenue for the period rose to $16, 446 compared to NIL in the same quarter last year, from the initial licensing of PC software and pre-launch trial subscriptions during the period. Interest and other income totaled $4,169 compared to $1,966 in the same quarter last year.

Amortization expense, a non-cash outlay rose to $25,044 compared to $21,047 in the same quarter last year. The cash loss in operations was only $75,022 this quarter, compared to $99,438 in the same quarter last year.

Liquidity at the end of the quarter

At the end of the January 2001 the Company had total assets of $1,071,541, compared to $925,639 this time last year.
Cash balances totalled $687,973 and net working capital totalled $687,292 as at January 31, 2001.

The existing working capital of the Company is still considered by management to be insufficient to carry out the present business plan. Further equity capital placements will be required to supplement existing resources in order to sustain future operations in the scale necessary to effectively carry out our business plan, and to achieve our future revenue goals from subscription income and an in-house trading operation. In January 2001 we announced new equity financings of $340,000 which were subsequently completed.
Part of those proceeds are reflected in the currently reported working capital numbers under the section on Liquidity above. Negotiations on further new equity financings are underway and we expect to announce new investment banking initiatives during the second quarter of 2001.

                        Outlook
                        -------

Our mission is to build a high performance, online financial service enterprise, using our world class trading technology to build ever-increasing long-term profitability and shareholder value. We continue to make excellent progress in developing our core trading technology and have created a very valuable foundation. We are closer to becoming profitable in the future than ever before as we solidify our current business plans and complete long held development initiatives.

The recent period has been difficult for many of our prospective customers and many of our shareholders, in large part to generally grim stock market conditions, the collapsing Internet sector and declines in most technology stocks. However, Titan offers better analytical tools and trading solutions. Our short term trading technology is ideally suited to current stock market conditions. That advantage should help both our planned product launch and our in-house trading operations expected to start during this fiscal year.

On behalf of the Directors,

signed "Michael B. Paauwe"

Michael Buchanan Paauwe
President

March 30, 2001

  * CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion in this report contains forward-looking s tatements. In some cases you can identify forward-looking statements by terminology such as "may", "will", "should", "could", "expects", "plans", "intends", "anticipates",
"believes", "estimates", "predicts", "potential" or
"continue" or the negative of such terms and other comparable terminology. Our forward-looking statements include, without limitation, statements about our market opportunity, our strategies, competition, expected activities and expenditures as we pursue our business plan, and the adequacy of our available cash resources. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Titan remains a development stage company. Stock market and economic conditions have deteriorated sharply in recent months and this has potentially added additional unforeseen risks to those factors previously and currently disclosed by the Company. The information set forth in our SEC filings under the headings "Description of Business" and "Management's Discussion and Analysis of Financial Condition and
Results of Operations", identify important additional risk factors that could materially and adversely affect our actual results and performance. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.